UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 9 September 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF THE COMPANY
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mrs CA Carolus and
Mr R Menell directors of Gold Fields Limited, have sold their shares (Performance Vesting Restricted Shares (“PVRS”) which were awarded to them and have now settled in terms of The Gold Fields
Limited Non-Executive Director 2005 Share Plan, as amended.

Details of the transaction are set out below:

CA Carolus
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date 5 September 2013
Number of Shares 971
Class of Security Ordinary shares
Market Price per share R53.1689
Total Value R51,627.00
Nature of transaction
Off market vesting of shares in
terms of the above scheme
Transaction Date 5 September 2013
Number of Shares 3,129
Class of Security Ordinary shares
Market Price per share R52.8900
Total Value R165,492.81
Vesting Period
PVRS vest in 36 months of the Grant
Date.

RP Menell
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date 5 September 2013
Number of Shares 1,151
Class of Security Ordinary shares
Market Price per share R53.4200
Total Value R61,486.42
Nature of transaction
Off market vesting of shares in
terms of the above scheme
Transaction Date 5 September 2013
Number of Shares 2,949
Class of Security Ordinary shares
Market Price per share R52.8900
Total Value R155,972.61
Vesting Period
PVRS vest in 36 months of the Grant
Date.
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

06 September 2013
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 9 September 2013
By:             /s/ Nicholas J. Holland

Name:         Nicholas J. Holland
Title:           Chief Executive Officer